EnCana expands coalbed methane development

Company also refines sales targets and implements changes to long-term incentive plans

Calgary, Alberta, (November 18, 2003) — EnCana is expanding coalbed methane (CBM) development on its 700,000 acres of 100 percent owned royalty-free lands in southern Alberta — resource play type properties that are estimated to contain more than 2 trillion cubic feet of recoverable natural gas resources from coal. Over the next five years, EnCana expects to increase natural gas production from coal seams to more than 200 million cubic feet per day.

“This CBM resource play, like our traditional shallow gas plays, covers great expanse and is estimated to hold multiple trillion cubic feet of recoverable natural gas. We have successfully demonstrated that our application of technology and large repeatable drilling programs can drive down development costs to achieve attractive financial returns. Typical of EnCana’s other large resource plays, CBM lands could potentially yield several hundred million cubic feet per day of long-life gas production,” said Randy Eresman, EnCana’s Chief Operating Officer.

EnCana’s CBM resources are integrated with the company’s widespread shallow gas developments. On its CBM lands east of Calgary, EnCana has extensive shallow gas processing facilities and gathering pipelines already in place, infrastructure that can be readily employed in CBM development.

“Our 100 percent owned fee lands contain a huge network of shallow gas wellbores, plants and pipelines, enabling us to dramatically lower the cost of tapping coalbed methane. We are tapping into coal seams with a combination of new and existing wells, then processing and transporting the added CBM production through existing facilities. Our CBM wells produce sweet natural gas with very little associated water production. This is a distinct competitive advantage that is expected to keep our costs the lowest in industry. CBM production is priced on the same basis as other natural gas and is expected to generate attractive netbacks and recycle ratios,” Eresman said.

This CBM development project builds on the success of EnCana’s demonstration project north of Strathmore, Alberta, where production is about 3 million cubic feet of gas per day from 35 wells. In the last half of 2003, EnCana has commenced the drilling of a 200-well program and expects to have about 100 of these wells on stream by year-end, taking CBM production to about 10 million cubic feet of gas per day.

“Within our southern Alberta fee lands, single CBM sections are estimated to contain an average of 2 billion cubic feet of recoverable natural gas resource, based on four to eight wells per section. We are drilling, completing and tying in these wells for about $250,000 each. We estimate total life-cycle finding and development costs of approximately $1.50 per thousand cubic feet of gas. The reservoir characteristics support long-term predictable anticipated gas production growth,” Eresman said. “In addition, and subject to regulatory approval, we intend on commingling our shallow gas and CBM production within existing well bores to minimize the number of new wells drilled.”

EnCana expects to drill another 300 wells in 2004, taking production to about 30 million cubic feet per day by year-end 2004. EnCana’s 2004 CBM program, an estimated $90 million investment, includes further appraisal drilling to identify future development opportunities within the company’s 700,000-acre prospective area.

Forecast of 10 percent internal sales growth in 2003 and 2004 confirmed

EnCana remains on track in 2003 to achieve a 10 percent increase in sales from continuing operations over pro forma 2002 levels. Full year 2003 sales are now forecast to average slightly below the midpoint of the previously announced sales target of between 740,000 and 797,000 barrels of oil equivalent, which is comprised of between 3 billion and 3.1 billion cubic feet of gas per day and 240,000 and 280,000 barrels of oil and NGLs per day, excluding Syncrude.

In 2004, daily sales are forecast to average between 820,000 and 870,000 barrels of oil equivalent, comprised of between 3.25 billion and 3.45 billion cubic feet of natural gas per day and 280,000 and 295,000 barrels of oil and NGLs per day. Achieving the midpoint of this range represents 10 percent sales growth over the midpoint of the 2003 sales guidance. Upstream capital investment in 2004, excluding divestitures, is forecast to be in the range of $5.1 billion to $5.5 billion. This capital program is projected to achieve internal sales growth at the top end, or in excess of, the guidance range. However, a plan to divest of between $500 million and $1 billion in non-core oil and gas properties is reflected in the sales guidance. These potential divestitures represent 30,000, or possibly more, barrels of oil equivalent per day – primarily heavy oil in Western Canada. EnCana has posted an updated guidance document on its Web site www.encana.com.

“We see a continuing opportunity to divest of non-core properties at attractive values. The redeployment of this capital into higher-return internal growth projects on our low-unit-cost, long-life core asset base is anticipated to create considerable intrinsic value for shareholders. EnCana remains focused on growing annual sales at 10 percent per share for several years ahead,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

EnCana implements a new compensation plan and share ownership guidelines

EnCana has implemented changes to its long-term compensation plan that are intended to enhance alignment of employees’ interests with those of shareholders. The timing of the implementation of the new compensation plan is subject to the acceptance of the plan by regulatory authorities. Future individual stock option grants will be significantly reduced and a new long-term performance share unit plan will be created. Payment of any units will be conditional upon EnCana’s total shareholder return over a three-year period at least achieving the median of peer companies in Canada and the U.S.

“EnCana’s vision is to be the high performance benchmark in our peer group. This plan will be applicable to employees at all levels in the company and we must work together to outperform our competitors on a sustained basis to earn these share units,” Morgan said.

The company has also adopted new share ownership guidelines designed to help ensure that management has a meaningful ownership interest in the company. In addition, the board of directors has approved the discontinuance of any further stock option grants to directors, partially replacing their value with deferred share units and further strengthening the alignment of EnCana’s directors’ interests with those of shareholders.

EnCana Corporation

With an enterprise value of approximately C$30 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour”

provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic performance (including per-share growth); the term, predictability, sustainability of potential production and potential production growth from EnCana’s resource plays (including coalbed methane); total life-cycle finding and development costs for such resource plays; the recoverability of gas from such resource plays; the ability to drive down development costs to achieve attractive financial returns; anticipated production rates in the first year of production and beyond; total production attributable to coalbed methane over the next five years; development plans and the timing thereof; the anticipated number, timing and cost of wells in 2003 and beyond; anticipated costs (including costs per well); anticipated drilling in 2003 and beyond; the ability to commingle shallow gas and coalbed methane production; capital investment plans for 2004; anticipated divestitures; anticipated sales and sales growth in 2003 and beyond; guidance forecasts for 2003 and 2004; the ability to meet such forecasts (including sales targets); EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737

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